SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 03 August 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 03 August 2026
           re: Admission to Trading

3 August 2026

LLOYDS BANKING GROUP PLC - NOTIFICATION OF ISSUANCE OF EQUITY SECURITIES

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R, Lloyds Banking Group plc ("Company") announces the allotment and issuance of the following shares to satisfy awards under the Company's share plans and their admission to trading on the Main Market of the London Stock Exchange under the Company's existing block admissions of shares for this purpose (as detailed in the table below). This notification covers the period of 1 July 2026 to 31 July 2026 (inclusive).

1	Details of the issuer
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
2	Details of the transferable securities admitted to trading
a)	Name, type and identification code	Ordinary shares of 10p each GB0008706128
b)	Regulated market	London Stock Exchange - Main Market
c)	Number of further Shares issued and admitted to trading	6,657,090 (1 July 2026 to 31 July 2026 (inclusive)) (admitted under block admissions dated 22 May 2025 and 24 November 2025)
d)	Number of Shares admitted to trading following the further issuance set out in 2 c)	58,146,487,315 (as at close of business on 31 July 2026)
e)	Fungibility	Fully fungible with existing ordinary shares
3	Issue and admission details
a)	Dates of issuance and admission	1 July 2026 to 31 July 2026 (inclusive)
b)	Prospectus information	Not applicable

- END -

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 03 August 2026